Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The undersigned hereby consents to the incorporation by reference in this Registration Statement on Form S-3, including any amendment thereto, any related prospectus and any related prospectus supplement (the “Registration Statement”), of information contained in Hi-Crush Partners LP’s Form 8-K/A dated June 13, 2013 relating to our report dated August 12, 2013, with respect to the balance sheets of D&I Silica, LLC as of December 31, 2012 and 2011 and the related statements of operations, cash flows and members’ capital for each of the years in the three year period ended December 31, 2012. We also consent to all references to us contained in such Registration Statement, including in the prospectus under the heading “Experts”.

/s/ EEPB, PC

Houston, Texas

September 27, 2013